Exhibit 99.1
UNITED MICROELECTRONICS CORPORATION
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT AUDITORS
FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2009 AND 2008
Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone: 886-3-578-2258
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS
English Translation of a Report Originally Issued in Chinese
To United Microelectronics Corporation
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of June 30, 2009 and 2008, the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the six-month periods ended June 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of June 30, 2009 and 2008 of the investees, which were audited by the other auditors. Our audits insofar as it relates to the investment losses amounted to NT$83 million and NT$25 million for the six-month periods ended June 30, 2009 and 2008, respectively, and the related long-term investment balances of NT$3,811 million and NT$4,616 million as of June 30, 2009 and 2008, respectively, are based solely on the reports of the other auditors.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of June 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for the six-month periods ended June 30, 2009 and 2008, in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
As described in Note 3(1) to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.
As described in Note 3(3) to the consolidated financial statements, effective January 1, 2008, the Company has adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized employee bonuses and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.
July 21, 2009
Taipei, Taiwan
Republic of China
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,
	Notes	2009	2008
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$48,495,417	$36,496,163
Financial assets at fair value through profit or loss, current	2, 4(2)	1,182,307	3,312,669
Notes receivable		41,462	62,234
Accounts receivable, net	2, 4(3)	14,443,921	15,265,095
Accounts receivable — related parties, net	2, 5	267,049	367,768
Other receivables		312,687	808,948
Inventories, net	2, 3, 4(4)	8,884,977	12,721,591
Prepaid expenses		724,833	846,156
Deferred income tax assets, current	2, 4(21)	1,717,954	1,139,303

Total current assets		76,070,607	71,019,927

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 4(2)	216,021	6,790
Available-for-sale financial assets, noncurrent	2, 4(5), 4(10)	29,592,764	33,350,304
Financial assets measured at cost, noncurrent	2, 4(6), 4(10)	7,657,766	8,490,466
Long-term investments accounted for under the equity method	2, 4(7)	10,222,337	8,157,631
Prepayment for long-term investments		—	270,000

Total funds and investments		47,688,888	50,275,191

Property, plant and equipment	2, 4(8), 4(10), 6, 7
Land		2,205,443	2,029,131
Buildings		23,850,714	22,333,936
Machinery and equipment		459,862,498	448,390,261
Transportation equipment		69,114	83,795
Furniture and fixtures		3,555,595	3,447,158
Leasehold improvements		54,524	40,008

Total cost		489,597,888	476,324,289
Less : Accumulated depreciation		(401,343,589)	(362,897,041)
Less : Accumulated impairment		(3,216,358)	—
Add : Construction in progress and prepayments		5,397,480	5,877,829

Property, plant and equipment, net		90,435,421	119,305,077

Intangible assets
Goodwill	2	7,615	3,498,687
Other intangible assets	2	352	305

Total intangible assets		7,967	3,498,992

Other assets
Deferred charges	2	731,262	1,252,195
Deferred income tax assets, noncurrent	2, 4(21)	2,182,290	3,703,563
Other assets — others	2, 4(9), 4(10), 6	2,842,332	2,125,466

Total other assets		5,755,884	7,081,224

Total assets		$219,958,767	$251,180,411

Liabilities and Shareholders’ Equity
Current liabilities
Short-term loans	4(11)	$66,315	$686,517
Financial liabilities at fair value through profit or loss, current	2, 4(12)	—	33,189
Accounts payable		4,761,274	5,248,886
Income tax payable	2	15,632	544,686
Accrued expenses	2, 4(19)	6,151,532	7,985,258
Cash dividends payable	4(19)	22	9,382,799
Payable on equipment		1,806,834	2,130,260
Current portion of long-term liabilities	2, 4(13), 4(14)	7,509,305	—
Other current liabilities	4(19)	564,176	1,030,737
Deferred income tax liabilities, current	2, 4(21)	19,878	—

Total current liabilities		20,894,968	27,042,332

Long-term liabilities
Financial liabilities at fair value through profit or loss, noncurrent	2, 4(12)	—	42,606
Bonds payable	2, 4(13)	—	7,496,027
Long-term loans	4(14), 6	788,889	—

Total long-term liabilities		788,889	7,538,633

Other liabilities
Accrued pension liabilities	2, 4(15)	3,240,170	3,217,046
Deposits-in		12,249	11,912
Deferred income tax liabilities, noncurrent	2, 4(21)	10,174	13,728
Other liabilities — others		265,243	369,872

Total other liabilities		3,527,836	3,612,558

Total liabilities		25,211,693	38,193,523

Capital	2, 4(16), 4(19)
Common stock		129,877,713	132,144,949
Stock dividends for distribution		—	6,775,754
Additional paid in capital	2, 4(7), 4(16), 4(17), 4(19)
Premiums		44,202,596	54,806,788
Treasury stock transactions		—	274
Change in equities of long-term investments		—	6,712,611
Employee stock options		8,773	—
Retained earnings	2, 4(7), 4(16), 4(19)
Legal reserve		—	19,711,865
Unappropriated earnings		282,745	2,714,327
Adjustment items in shareholders’ equity	2, 4(5)
Cumulative translation adjustment		1,127,684	(5,048,103)
Unrealized gain or loss on financial instruments		17,255,067	3,923,031
Treasury stock	2, 4(16), 4(18)	(2,513,138)	(15,003,247)

Total shareholders’ equity of parent company		190,241,440	206,738,249

Minority interests		4,505,634	6,248,639

Total shareholders’ equity		194,747,074	212,986,888

Total liabilities and shareholders’ equity		$219,958,767	$251,180,411

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the six-month periods ended June 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the six-month periods ended June 30,
	Notes	2009	2008
Operating revenues	2, 5
Sales revenues		$33,792,675	$50,510,896
Less : Sales returns and discounts		(878,650)	(199,663)

Net Sales		32,914,025	50,311,233
Other operating revenues		1,159,966	1,396,161

Net operating revenues		34,073,991	51,707,394

Operating costs	2, 3, 4(4), 4(20)
Cost of goods sold		(33,158,693)	(41,247,596)
Other operating costs		(612,039)	(661,628)

Operating costs		(33,770,732)	(41,909,224)

Gross profit		303,259	9,798,170
Unrealized intercompany profit	2	(74,247)	(81,280)
Realized intercompany profit	2	61,178	85,543

Gross profit-net		290,190	9,802,433

Operating expenses	2, 4(17), 4(20)
Sales and marketing expenses		(1,280,512)	(1,693,071)
General and administrative expenses		(1,234,637)	(1,756,615)
Research and development expenses	2	(3,678,854)	(4,177,719)

Subtotal		(6,194,003)	(7,627,405)

Operating income (loss)		(5,903,813)	2,175,028

Non-operating income
Interest revenue		110,609	378,066
Dividend income		39,704	42,747
Gain on disposal of property, plant and equipment	2	2,949	54,446
Gain on disposal of investments	2	1,000,509	2,087,458
Exchange gain, net	2	116,582	—
Other income	3	441,077	382,616

Subtotal		1,711,430	2,945,333

Non-operating expenses
Interest expense	2, 4(8)	(32,672)	(44,580)
Investment loss accounted for under the equity method, net	2, 4(7)	(20,299)	(659,526)
Loss on disposal of property, plant and equipment	2	(1,587)	(9,470)
Exchange loss, net	2	—	(692,748)
Financial expenses		(59,918)	(63,586)
Impairment loss	2, 4(10)	(3,526,522)	(194,693)
Loss on valuation of financial assets	2, 4(2)	(423,249)	(718,836)
Loss on valuation of financial liabilities	2, 4(12)	(166,623)	(55,341)
Other losses		(45,094)	(73,883)

Subtotal		(4,275,964)	(2,512,663)

Income (Loss) from continuing operations before income tax		(8,468,347)	2,607,698
Income tax expense	2, 4(21)	(275,442)	(242,818)

Net income (Loss)		$(8,743,789)	$2,364,880

Attributable to:
Shareholders of the parent		$(6,612,749)	$2,603,210
Minority interests		(2,131,040)	(238,330)

Net income (Loss)		$(8,743,789)	$2,364,880

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings (Losses) per share-basic (NTD)	2, 4(22)
Net income (Loss) attributable to shareholders of the parent		$(0.50)	$(0.52)	$0.22	$0.20

Earnings (Losses) per share-diluted (NTD)	2, 4(22)
Net income (Loss) attributable to shareholders of the parent		$(0.50)	$(0.52)	$0.20	$0.19

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six-month periods ended June 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)

		Capital			Retained Earnings
								Unrealized
							Unappropriated	Gain/Loss on	Cumulative
			Stock Dividends for	Additional Paid-in			Earnings	Financial	Translation
	Notes	Common Stock	Distribution	Capital	Legal Reserve	Special Reserve	(Accumulated deficit)	Instruments	Adjustment	Treasury Stock	Minority Interests	Total
Balance as of January 1, 2008	4(16)	$132,144,949	$—	$66,126,806	$18,476,942	$824,922	$12,349,227	$22,413,852	$(866,562)	$(15,003,247)	$6,530,810	$242,997,699
Appropriation of 2007 retained earnings	4(16), 4(19)
Legal reserve		—	—	—	1,234,923	—	(1,234,923)	—	—	—	—	—
Special reserve		—	—	—	—	(824,922)	824,922	—	—	—	—	—
Cash dividends		—	—	—	—	—	(9,382,647)	—	—	—	—	(9,382,647)
Stock dividends		—	1,000,816	—	—	—	(1,000,816)	—	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	(11,939)	—	—	—	—	(11,939)
Employee bonus — cash		—	—	—	—	—	(286,541)	—	—	—	—	(286,541)
Employee bonus — stock		—	1,146,166	—	—	—	(1,146,166)	—	—	—	—	—
Additional paid — in capital transferred to common stock	4(16)	—	4,628,772	(4,628,772)	—	—	—	—	—	—	—	—
Net income in the first half of 2008		—	—	—	—	—	2,603,210	—	—	—	(238,330)	2,364,880
Adjustment of additional paid-in capital accounted for under the equity method	2, 4(7)	—	—	12,212	—	—	—	—	—	—	—	12,212
Adjustment of funds and investments disposal	2	—	—	9,427	—	—	—	—	—	—	—	9,427
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	—	—	—	—	—	—	(13,608,153)	—	—	—	(13,608,153)
Changes in unrealized loss on financial instruments of investees	2	—	—	—	—	—	—	(4,882,668)	—	—	—	(4,882,668)
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	(4,181,541)	—	—	(4,181,541)
Changes in minority interests		—	—	—	—	—	—	—	—	—	(43,841)	(43,841)

Balance as of June 30, 2008	4(16)	$132,144,949	$6,775,754	$61,519,673	$19,711,865	$—	$2,714,327	$3,923,031	$(5,048,103)	$(15,003,247)	$6,248,639	$212,986,888

Balance as of January 1, 2009	4(16)	$129,877,713	$—	$58,149,513	$19,711,865	$—	$(26,748,416)	$2,457,922	$1,347,373	$(119,801)	$6,982,125	$191,658,294
Purchase of treasury stock	2, 4(16), 4(18)	—	—	—	—	—	—	—	—	(2,393,337)	—	(2,393,337)
Accumulated deficit offset by legal reserve and additional paid-in capital	4(19)	—	—	(7,036,551)	(19,711,865)	—	26,748,416	—	—	—	—	—
Net loss in the first half of 2009		—	—	—	—	—	(6,612,749)	—	—	—	(2,131,040)	(8,743,789)
Compensation cost of employee stock options	2, 4(17)	—	—	8,773	—	—	—	—	—	—	—	8,773
Adjustment of additional paid-in capital accounted for under the equity method	2, 4(7)	—	—	(6,911,617)	—	—	—	—	—	—	—	(6,911,617)
Adjustment of funds and investments disposal	2	—	—	1,251	—	—	—	—	1	—	—	1,252
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	—	—	—	—	—	6,895,494	—	—	—	—	6,895,494
Changes in unrealized gain on available-for-sale financial assets	2, 4(5)	—	—	—	—	—	—	10,006,799	—	—	—	10,006,799
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	4,790,346	—	—	—	4,790,346
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	(219,690)	—	—	(219,690)
Changes in minority interests		—	—	—	—	—	—	—	—	—	(345,451)	(345,451)

Balance as of June 30, 2009	4(16)	$129,877,713	$—	$44,211,369	$—	$—	$282,745	$17,255,067	$1,127,684	$(2,513,138)	$4,505,634	$194,747,074

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2009	2008
Cash flows from operating activities:
Net income (loss) attributable to shareholders of the parent	$(6,612,749)	$2,603,210
Net loss attributable to minority interests	(2,131,040)	(238,330)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,297,797	18,906,807
Amortization	362,547	664,664
Bad debt expenses (reversal)	(6,255)	3,159
Loss (Gain) on decline (recovery) in market value and obsolescence of inventories	(2,114,578)	178,901
Cash dividends received under the equity method	901	134,924
Investment loss accounted for under the equity method	20,299	659,526
Loss on valuation of financial assets and liabilities	579,399	1,388,940
Impairment loss	3,526,522	194,693
Gain on disposal of investments	(1,000,509)	(2,087,458)
Gain on disposal of property, plant and equipment	(1,362)	(44,976)
Amortization of bond discounts	1,084	6,747
Exchange loss (gain) on financial assets and liabilities	22,062	(34,023)
Exchange gain on long-term liabilities	—	(178,877)
Amortization of deferred income	(101,814)	(79,263)
Compensation cost of employee stock options	8,773	—
Effect from subsidiaries over which significant control is no longer held	4,014	—

Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	35,293	(106,559)
Notes and accounts receivable	(6,226,535)	(969,652)
Other receivables	90,532	168,368
Inventories	1,326,424	(1,234,033)
Prepaid expenses	(270,816)	(245,676)
Deferred income tax assets and liabilities	279,341	(267,007)
Accounts payable	2,226,741	126,750
Accrued expenses	(1,562,287)	(796,804)
Other current liabilities	(147,049)	276,549
Accrued pension liabilities	19,498	29,906
Capacity deposits	—	(4,446)
Other liabilities — others	5,863	(61,974)

Net cash provided by operating activities	5,632,096	18,994,066

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(203,804)	—
Proceeds from disposal of financial assets at fair value through profit or loss	61,996	—
Acquisition of available-for-sale financial assets	(52,664)	(683,740)
Proceeds from disposal of available-for-sale financial assets	1,459,971	2,534,105
Acquisition of financial assets measured at cost	(255,558)	(470,262)
Proceeds from disposal of financial assets measured at cost	57,770	108,139
Acquisition of long-term investments accounted for under the equity method	(738,915)	(88,562)
Proceeds from disposal of long-term investments accounted for under the equity method	—	825
Acquisition of held-to-maturity financial assets	(65,882)	—
Proceeds from maturity of held-to-maturity financial assets	418,851	—
Prepayment for long-term investments	—	(270,000)
Proceeds from capital reduction and liquidation of investments	193,146	69,027
Acquisition of property, plant and equipment	(2,828,017)	(8,238,821)
Proceeds from disposal of property, plant and equipment	16,734	100,981
Deferred charges	(198,566)	(496,859)
Other assets-others	(789,525)	11,401

Net cash used in investing activities	(2,924,463)	(7,423,766)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)
(continued)

	For the six-month periods ended June 30,
	2009	2008
Cash flows from financing activities:
Proceeds (repayment) from short-term loans	$(69,497)	$350,013
Proceeds from long-term loans	300,000	—
Repayments of long-term loans	(200,000)	—
Redemption of bonds	—	(22,716,624)
Increase (decrease) in deposits-in, net	3,434	(2,460)
Purchase of treasury stock	(2,393,337)	—
Decrease in minority shareholders	(4,239)	—

Net cash used in financing activities	(2,363,639)	(22,369,071)

Effect of exchange rate changes on cash and cash equivalents	(391,336)	(383,213)
Effect of subsidiaries change	(23,890)	—

Decrease in cash and cash equivalents	(71,232)	(11,181,984)
Cash and cash equivalents at beginning of period	48,566,649	47,678,147

Cash and cash equivalents at end of period	$48,495,417	$36,496,163

Supplemental disclosures of cash flow information:
Cash paid for interest	$117,872	$393,137

Cash paid for income tax	$695,646	$935,186

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$2,916,717	$4,332,807
Add: Payable at beginning of period	1,718,134	6,036,274
Less: Payable at end of period	(1,806,834)	(2,130,260)

Cash paid for acquiring property, plant and equipment	$2,828,017	$8,238,821

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)
1.	HISTORY AND ORGANIZATION
United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry and provides a variety of services to satisfy customer needs. UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.
The numbers of employees as of June 30, 2009 and 2008 were 12,693 and 14,461, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements were prepared in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).
Summary of significant accounting policies is as follows:
General Descriptions of Reporting Entities
(1)	Principles of Consolidation
Investees in which UMC, directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements. (UMC and the consolidated entities are hereinafter referred to as “the Company”.)
Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination — Accounting Treatment under Purchase Method”, and goodwill is not subject to amortization.

(2)	The consolidated entities are as follows:
As of June 30, 2009

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC GROUP (USA)(UMC-USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V (UME BV)	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD. (TLC)	Consulting and planning for investment in new business	100.00

UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99

UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	52.74

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
As of June 30, 2008

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC-USA	IC Sales	100.00

UMC	UME BV	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC	Consulting and planning for investment in new business	100.00

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMCI	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE	Consulting and planning for investment in new business	99.99

UMC	UNITED MICRODISPLAY OPTRONICS CORP. (Note A)	Sales and manufacturing of LCOS	85.24

UMC	UMCJ	Sales and manufacturing of integrated circuits	50.09

FORTUNE	UNITRUTH	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

UMO	UMO (HK) LIMITED (Note B)	Investment holding	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00
Note A:
On June 26, 2009, UMO has filed for liquidation through a decision at its shareholders’ meeting. The Company ceases to use the equity method from that day, and it is not included in the consolidated entities.

Note B:	The liquidation of UMO (HK) LIMITED in October, 2008, results in its deconsolidation from the Company for the six-month period ended June 30, 2009.
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported periods. The actual results may differ from those estimates.
Foreign Currency Transactions
Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated shareholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to consolidated shareholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated shareholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.
Translation of Foreign Currency Financial Statements
The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and average exchange rates for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated shareholders’ equity.
Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.
Financial Assets and Financial Liabilities
In accordance with ROC Statement of Financial Accounting Standard (ROC SFAS) No. 34, “Financial Instruments: Recognition and Measurement"(ROC SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.
The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.	Financial assets and financial liabilities at fair value through profit or loss
Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.
This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, convertible bonds, and closed-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.
b.	Held-to-maturity financial assets
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.
The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.
c.	Financial assets measured at cost
Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.
d.	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated shareholder’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated shareholders’ equity will be recorded in the consolidated statements of income.

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated shareholders’ equity. The impairment loss of a debt security may be reversed and recognized in the consolidated statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on management’s judgment of the collectability and aging analysis of accounts and other receivables.
Inventories
Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Prior to January 1, 2009, inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. Effective January 1, 2009, inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
Long-term Investments Accounted for Under the Equity Method
Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized over a period of 5 years.
Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective from January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination — Accounting Treatment under Purchase Method”, in which goodwill is not subject to amortization.
When an equity investee offsets its accumulated deficit with its additional paid-in capital, the Company would debit additional paid-in capital and credit retained earnings in proportionate to its existing equity ownership to the extent that credit is availiable on the additional paid-in capital.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.
When the balance of the additional paid-in capital arising from long-term investments is less than the amount needs to be charged to the additional paid-in capital, the excess would be charged to the retained earnings.
Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.
Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.
Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.
If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.
The total value of an investment after recognition of the investment losses cannot be negative. If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.
The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with ROC SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated shareholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments. Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with ROC SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated shareholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.
Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3 ~ 55 years
Machinery and equipment	5 ~ 6 years
Transportation equipment	4 ~ 5 years
Furniture and fixtures	2 ~ 20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter
Intangible Assets
Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.
An impairment loss will be recognized when the decrease in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.
Deferred Charges
Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees — the shorter of contract term or estimated economic life of the related technology; and software — 3 to 5 years.

Originally, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as interest expenses.
Convertible Bonds
The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.
When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized upon bond conversion.
Pension Plan
All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.
The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No.18, “Accounting for Pension”. Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Share-Based Payment
The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31,2007, in accordance with Accounting Research and Development Foundation interpretation Nos. 92-070~072. For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment.”(ROC SFAS 39).
Employee Bonus and Remunerations Paid to Directors and Supervisors
In accordance with Accounting Research and Development Foundation Interpretation No. 96-052 “Accounting for Employee Bonus and Remunerations to Directors and Supervisors” (ARDF Interpretation 96-052) effective January 1, 2008, employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.
Treasury Stock
In accordance with ROC SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated shareholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital — treasury stock transactions.
Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.
Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made.
Research and Development Expenditures
Research and development expenditures are charged to expenses as incurred.
Capital Expenditure versus Operating Expenditure
Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax
The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.
According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.
Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.
The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.
Earnings (Losses) per Share
Earnings (Losses) per share is computed according to ROC SFAS No. 24, “Earnings Per Share”. Basic earnings (losses) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings (losses) per share is computed by taking basic earnings (losses) per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues that are approved in the shareholders’ meetings prior to 2008.

Asset Impairment
Pursuant to ROC SFAS No. 35, “Impairment of Assets”, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.
In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.
Impairment losses and reversals are classified as non-operating expenses and income, respectively.
3.	ACCOUNTING CHANGES
(1)	Inventories
Effective January 1, 2009, the Company adopted the newly revised SFAS No.10, “Accounting for Inventories"(ROC SFAS 10). The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised ROC SFAS 10, the net loss and losses per share for the six-month period ended June 30, 2009, are NT$553 million and NT$0.04 higher, respectively. The non-operating income of NT$48 million for the six-month period ended June 30, 2008 was also reclassified to cost of goods sold.

(2)	Employee Stock Options
Effective January 1, 2008, the Company adopted ROC SFAS 39 to account for share-based payments. This change in accounting principles had no effect on net income or earnings per share for the six-month period ended June 30, 2008.
(3)	Employee Bonus and Remunerations Paid to Directors and Supervisors
Effective January 1, 2008, the Company adopted ARDF Interpretation 96-052 to account for employee bonus and remunerations paid to directors and supervisors. This change in accounting principles had effects to decrease the net income by NT$171 million and decrease NT$0.01 earnings per share for the six-month period ended June 30, 2008.
4.	CONTENTS OF SIGNIFICANT ACCOUNTS
(1)	CASH AND CASH EQUIVALENTS

	As of June 30,
	2009	2008
Cash
Cash on hand	$2,832	$2,810
Checking and savings accounts	4,611,453	6,780,322
Time deposits	37,605,824	23,134,423

Subtotal	42,220,109	29,917,555

Cash equivalents	6,275,308	6,578,608

Total	$48,495,417	$36,496,163

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of June 30,
	2009	2008
Current
Listed stocks	$870,201	$3,279,771
Corporate bonds	193,456	—
Forward contracts	30,568	29,243
Interest rate swap agreements	88,082	—
Open-end funds	—	3,655

Subtotal	1,182,307	3,312,669

Noncurrent
Convertible bonds	216,021	6,790

Subtotal	216,021	6,790

Total	$1,398,328	$3,319,459

During the six-month periods ended June 30, 2009 and 2008, net losses arising from the changes in fair value of financial assets at fair value through profit or loss were NT$433 million and NT$705 million, respectively.
(3)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2009	2008
Accounts receivable	$15,449,404	$15,929,586
Less: Allowance for sales returns and discounts	(992,934)	(659,080)
Less: Allowance for doubtful accounts	(12,549)	(5,411)

Net	$14,443,921	$15,265,095

(4)	INVENTORIES, NET

	As of June 30,
	2009	2008
Raw materials	$561,510	$1,035,507
Supplies and spare parts	2,006,693	2,328,484
Work in process	7,118,296	8,958,658
Finished goods	889,363	1,363,249

Total	10,575,862	13,685,898
Less: Allowance for loss on decline in market value and obsolescence	(1,690,885)	(964,307)

Net	$8,884,977	$12,721,591

a.
The factor that caused the net realizable value of inventory to be lower than its cost was disappeared. The Company recognized a gain of NT$2,334 million on recovery of market value of inventories during the six-month period ended June 30, 2009.

b.	Inventories were not pledged.
(5)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of June 30,
	2009	2008
Common stocks	$29,313,600	$32,995,736

Depositary receipts	225,536	264,031
Funds	53,628	90,537

Total	$29,592,764	$33,350,304

During the six-month periods ended June 30, 2009 and 2008, the net unrealized gains (losses) adjustments to consolidated shareholders’ equity due to changes in fair value of available-for-sale assets were a gain of NT$14,687 million and a loss of NT$15,201 million, respectively.

Additionally, the Company recognized gains of NT$999 million and NT$1,910 million due to the disposal of available-for-sale assets during the six-month periods ended June 30, 2009 and 2008, respectively.
As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.1 million shares of Simplo Technology Co., LTD. through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and Simplo will be removed on May 10 and August 23, 2009, respectively.
(6)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of June 30,
	2009	2008
Common stocks	$4,606,623	$5,285,245
Preferred stocks	2,374,682	2,516,578
Convertible bonds	27,925	15,322
Funds	648,536	673,321

Total	$7,657,766	$8,490,466

The Company acquired 77,000 shares of Ralink Technology Corp.(Railink) through private placement in July 2007 and its subsequent stock dividends, 4.2 million shares of INPAQ Technology Co., LTD.(INPAQ) through private placement in November 2007 and its subsequent stock dividends, and 4.6 million shares of First International Telecom Corp.(First International Telecom) through private placement in March 2008 and 4 million shares of E-One Moli Energy Corp.(E-One) through private placement in June 2009. The exchange of these shares listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of Railink, INPAQ, First International Telecom and E-One will be removed on September 29, 2010, January 31, 2011, April 25, 2011 and August 30, 2012, respectively.

(7)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of June 30,
	2009		2008
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights

Unlisted companies

UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note A)	$35,237	89.99	$—	$—

PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note B)	7,379	49.99	127,379	49.99

UWAVE TECHNOLOGY CORP. (UWAVE) (Note C)	—	48.64	—	48.64

ACHIEVE MADE INTERNATIONAL LTD.	67,359	48.54	20,364	43.29

WALTOP INTERNATIONAL CORP.	225,501	46.65	159,089	34.79

MTIC HOLDING PTE LTD.	261,373	46.49	80,111	49.94

YUNG LI INVESTMENTS, INC.	240,450	45.16	270,588	45.16

MEGA MISSION LIMITED PARTNERSHIP	1,793,036	45.00	1,654,006	45.00

NEXPOWER TECHNOLOGY CORP.	3,377,166	44.73	749,227	34.55

AEVOE INTERNATIONAL LTD.	29,173	43.92	28,368	45.31

UNITECH CAPITAL INC.	742,123	42.00	624,819	42.00

HSUN CHIEH INVESTMENT CO., LTD.	2,273,519	36.49	3,042,954	36.49

UC FUND II	124,385	35.45	124,319	35.45

XGI TECHNOLOGY INC.	64,393	33.01	60,944	29.28

CRYSTAL MEDIA INC.	39,979	32.60	42,212	32.87

POWER LIGHT TECH CO., LTD.	50,719	31.58	—	—

CTC CAPITAL PARTNERS I, L. P.	147,642	31.40	136,867	32.11

ALLIANCE OPTOTEK CORP.	52,225	27.63	66,816	27.76

AMIC TECHNOLOGY CORP.	10,777	25.87	62,486	25.87

UNIMICRON HOLDING LIMITED	533,963	25.25	568,699	33.78

ANOTO TAIWAN CORP.	9,505	24.12	19,982	39.20

HIGH POWER LIGHTING CORP.	44,102	22.29	44,548	23.00

MOBILE DEVICES INC.	32,880	20.76	47,996	21.31

TRANSLINK CAPITAL PARTNERS I L. P. (Note D)	59,451	11.52	72,364	15.77

SMEDIA TECHNOLOGY CORP. (SMEDIA) (Note E)	—	—	153,493	44.86

Total	$10,222,337		$8,157,631

Note A:	On June 26, 2009, UMO has filed for liquidation through a decision at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2009.
Note B:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2009.
Note C:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2009.
Note D:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.
Note E:
As of December 31, 2008, SMEDIA, CHIP ADVANCED TECHNOLOGY INC. (CHIP ADVANCED) (accounted for as financial assets measured at cost, noncurrent), USBEST TECHNOLOGY INC. (USBEST) (accounted for as financial assets measured at cost, noncurrent) and ITE TECH. INC. (ITE) merged into ITE and were continued as ITE. (classified as an available-for-sale financial asset, noncurrent) after the merger. During the transaction, 1 share of SMEDIA was exchanged for 0.26 share of ITE, 1 share of CHIP ADVANCED was exchanged for 0.41 share of ITE, and 1 share of USBEST was exchanged for 1.05 shares of ITE.

b.
The change of investees’ equity was charged to the Company’s equity in proportion to the ownership percentage. For the six-months periods ended June 30, 2009 and 2008, the changes charged to additional paid-in capital were a decrease of NT$6,912 million and an increase of NT$12 million, respectively, and the changes charged to retained earnings were an increase of NT$6,895 million and NT$0, respectively.

c.
Total losses arising from investments accounted for under the equity method were NT$20 million and NT$660 million, for the six-month periods ended June 30, 2009 and 2008, respectively. Investment losses amounted to NT$83 million and NT$25 million for the six-month periods ended June 30, 2009 and 2008, respectively, and the related long-term investment balances of NT$3,811 million and NT$4,616 million as of June 30, 2009 and 2008, respectively, were determined based on the investees’ financial statements audited by the other auditors.

d.	The long-term equity investments were not pledged.

(8)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2009
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$2,205,443	$—	$(495,440)	$1,710,003
Buildings	23,850,714	(10,144,738)	(1,820,419)	11,885,557
Machinery and equipment	459,862,498	(388,129,541)	(882,118)	70,850,839
Transportation equipment	69,114	(61,810)	—	7,304
Furniture and fixtures	3,555,595	(2,962,855)	(18,381)	574,359
Leasehold improvement	54,524	(44,645)	—	9,879
Construction in progress and prepayments	5,397,480	—	—	5,397,480

Total	$494,995,368	$(401,343,589)	$(3,216,358)	$90,435,421

	As of June 30, 2008
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$2,029,131	$—	$—	$2,029,131
Buildings	22,333,936	(8,385,529)	—	13,948,407
Machinery and equipment	448,390,261	(351,727,821)	—	96,662,440
Transportation equipment	83,795	(68,233)	—	15,562
Furniture and fixtures	3,447,158	(2,676,866)	—	770,292
Leasehold improvement	40,008	(38,592)	—	1,416
Construction in progress and prepayments	5,877,829	—	—	5,877,829

Total	$482,202,118	$(362,897,041)	$—	$119,305,077

a.	Total interest expense before capitalization amounted to NT$55 million and NT$62 million for the six-month periods ended June 30, 2009 and 2008, respectively.
Details of capitalized interest are as follows:

	For the six-month periods ended June 30,
	2009	2008
Buildings	$14,485	$4,827
Machinery and equipment	7,638	12,830
Others	36	31

Total interest capitalized	$22,159	$17,688

Interest rates applied	1.07%~2.10%	0.11%~0.91%

b.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9)	OTHER ASSETS — OTHERS

	As of June 30,
	2009	2008
Leased assets	$1,135,985	$1,180,110
Long-term prepayment	790,251	—
Deposits-out	763,606	744,601
Others	152,490	200,755

Total	$2,842,332	$2,125,466

Please refer to Note 6 for Deposits-out pledged as collateral.
(10)	IMPAIRMENT LOSS

	For the six-month periods ended June 30,
	2009	2008
Available-for-sale financial assets, noncurrent	$—	$135,586
Financial assets measured at cost, noncurrent	—	49,117
Property, plant and equipment	3,315,541	9,990
Other assets	210,981	—

Total	$3,526,522	$194,693

As of June 30, 2009 and 2008, the Company determined that certain fixed assets and idle assets would not generate future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, and the Company recognized impairment losses amounted to NT$152 million and NT$10 million for the six-month periods ended June 30, 2009 and 2008, respectively. For the six-month period ended June 30, 2009, according to the assessment report and as a result of the impairment loss testing, the subsidiary recognized an impairment loss amounted to NT$3,375 million for its property, plant, equipment and other assets. For the six-month period ended June 30, 2008, after considering objective evidence and as a result of the impairment loss testing the Company recognized an impairment loss amounted to NT$136 million and NT$49 million for its available-for-sale financial assets, noncurrent and financial assets measured at cost, noncurrent, respectively.
(11)	SHORT-TERM LOANS

	As of June 30,
	2009	2008
Unsecured bank loans	$66,315	$686,517

	For the six-month periods ended June 30,
	2009	2008
Interest rates	2.15%~3.72%	2.96%~3.67%

The Company’s unused short-term lines of credits amounted to NT$12,393 million and NT$13,279 million as of June 30, 2009 and 2008, respectively.
(12)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of June 30,
	2009	2008

Interest rate swap agreements	$—	$75,795
Less : Current portion	—	(33,189)

Total	$—	$42,606

During the six-month periods ended June 30, 2009 and 2008, net losses arising from financial liabilities at fair value through profit or loss were NT$167million and NT$55 million, respectively.
(13)	BONDS PAYABLE

	As of June 30,
	2009	2008
Unsecured domestic bonds payable	$7,500,000	$7,500,000
Less: discounts on bonds payable	(1,806)	(3,973)

Total	7,498,194	7,496,027
Less: Current portion	(7,498,194)	—

Net	$—	$7,496,027

a.
During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year and seven-year bonds were due starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006 and April 27, 2008, the five-year and seven-year bonds were fully repaid, respectively.

b.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds. On June 24, 2008, the five-year bonds were fully redeemed.

c.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption
i.
On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not in part, of the bonds.

ii.	If at least 90% of the principal amount of the bonds had already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not in part, of the bonds.

iii.
In the event that UMC’s ADSs or shares have officially ceased to be listed or permitted for trading on the NYSE or the TSE, as the case may be, each bondholder would have had the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.
In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders would not be entitled to receive payments of such additional amounts.

v.
If a significant change of control occurs with respect to UMC, each bondholder would have had the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC redeemed the principal amount of the bonds on their maturity date, February 15, 2008.
(d)	Conversion
i.	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.
ii.	Conversion Price and Adjustment: The conversion price was US$4.253 per ADS. The applicable conversion price was subject to adjustments upon the occurrence of certain events set out in the indenture.
(e)	Redemption at maturity date
At the maturity date of February 15, 2008, UMC had redeemed the bonds at the principal amount.
d.	Repayment of the above-mentioned bonds in the future year is as follows:

Bonds repayable (Year)	Amount
2010	$7,500,000

(14)	LONG-TERM LOANS
a.	Details of long-term loans are as follows:

Lender	June 30, 2009	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.

Subtotal	800,000
Less: Current portion	(11,111)

Total	$788,889

For the six-month
period ended June
30, 2009
Interest Rates	1.365%~1.815%

b.	The above long-term loans will be repaid by installments with the last payment on December 30, 2013. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2010	$33,333
2011	277,778
2012	255,556
2013	233,333

Total	$800,000

c.	The Company did not have any long-term loans as of June 30, 2008.
d.	Please refer to Note 6 for property, plant and equipment pledged as collateral for long- term loans.
(15)	PENSION PLAN
a.
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the option to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$170 million and NT$203 million were contributed by the Company for the six-month periods ended June 30, 2009 and 2008, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the six-month periods ended June 30, 2009 and 2008, the Company made contributions of NT$72million and NT$67 million, respectively.

b.
The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Pension costs amounted to NT$95 million and NT$110 million were recognized for the six-month periods ended June 30, 2009 and 2008, respectively. The balances of the pension fund deposited at the Bank of Taiwan were NT$1,254 million and NT$1,361 million as of June 30, 2009 and 2008, respectively.

(16)	CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 13,214 million shares were issued as of as of June 30, 2008, each at a par value of NT$10.
b.
As recommended by the board of directors, and approved by the shareholders at the meeting held on June 13, 2008, UMC issued 678 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$6,776 million, of which NT$1,001 million was stock dividend, NT$1,146 million was employee bonus, and NT$4,629 million was additional paid-in capital.

c.
UMC had issued a total of 220 million ADSs, which were traded on the NYSE as of June 30, 2008. The total number of common shares of UMC represented by all issued ADSs was 1,098 million shares as of June 30, 2008. One ADS represents five common shares.

d.	On September 10, 2008, UMC cancelled 349 million shares of treasury stock, which were repurchased during the period from May 18 to July 15, 2005 for conversion of the convertible bonds into shares.
e.
On December 17, 2008, UMC cancelled 142 million shares and 214 million shares of treasury stock, which were repurchased during the periods from October 4 to November 2, 2005 and May 25 to July 13, 2006, respectively, for the purpose of transferring to employees. In addition, on December 17, 2008, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from August 28 to October 2, 2008 to maintain UMC’s credit and shareholders’ equity.

f.	UMC had 26,000 million common shares authorized to be issued, and $12,988 million shares were issued as of June 30, 2009, each at a par value of NT$10.
g.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of June 30, 2009. The total number of common shares of the Company represented by all issued ADSs was 1,148 million shares as of June 30, 2009. One ADS represents five common shares.

(17)	EMPLOYEE STOCK OPTIONS
On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, 500 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

			Shares available to
	Total number of	Total number of	option holders
	options granted	options outstanding	(in thousands)	Exercise price
Date of grant	(in thousands)	(in thousands)	(Note)	(NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	33,749	23,529	$33.70
March 23, 2004	33,330	14,278	9,954	$31.25
July 1, 2004	56,590	33,609	23,431	$28.24
October 13, 2004	20,200	7,624	5,315	$24.28
April 29, 2005	23,460	10,661	7,432	$22.37
August 16, 2005	54,350	29,278	20,412	$29.47
September 29, 2005	51,990	36,977	25,779	$26.89
January 4, 2006	39,290	17,981	12,536	$23.17
May 22, 2006	42,058	26,108	18,202	$25.19
August 24, 2006	28,140	15,785	11,005	$24.09
December 13, 2007	500,000	420,414	420,414	$18.03
June 19, 2009	300,000	300,000	300,000	$10.40

Total	2,206,738	946,464	878,009

Note:
The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.	A summary of the Company’s stock option plan, and related information for the six-month periods ended June 30, 2009 and 2008, are as follows:

	For the six-month periods ended June 30,
	2009			2008
			Weighted-			Weighted-
		Shares	average		Shares	average
		available to	Exercise		available to	Exercise
	Option	option	Price per	Option	option	Price per
	(in	holders (in	share	(in	holders (in	share
	thousands)	thousands)	(NTD)	thousands)	thousands)	(NTD)
Outstanding at beginning of period	709,484	627,086	$20.79	1,287,407	1,048,832	$21.06
Granted	300,000	300,000	$10.40	—	—	$—
Exercised	—	—	$—	—	—	$—
Forfeited	(23,579)	(21,580)	$19.70	(93,361)	(70,562)	$20.96
Expired	(39,441)	(27,497)	$24.15	—	—	$—

Outstanding at end of period	946,464	878,009	$17.16	1,194,046	978,270	$21.07

Exercisable at end of period	189,715	132,263	$28.06	608,874	424,486	$22.69

Weighted-average fair value of options granted during the period	$2.83			$—
b.	The information on the Company’s outstanding stock options as of June 30, 2009, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
				Weighted-	average			average
			Shares	average	Exercise		Shares available	Exercise
	Range of	Option	available to	Expected	Price per	Option	to option	Price per
Authorization	Exercise Price	(in	option holders	Remaining	share	(in	holders (in	share
Date	(NTD)	thousands)	(in thousands)	Years	(NTD)	thousands)	thousands)	(NTD)
2003.10.08	$28.24~$33.70	81,636	56,914	0.71	$31.02	81,636	56,914	$31.02
2004.09.30	$22.37~$29.47	84,540	58,938	2.07	$26.98	67,660	47,170	$26.71
2005.12.22	$23.17~$25.19	59,874	41,743	2.84	$24.29	40,419	28,179	$24.32
2007.10.09	$18.03	420,414	420,414	4.45	$18.03	—	—	$—
2009.05.12	$10.40	300,000	300,000	5.97	$10.40	—	—	$—

		946,464	878,009	4.49	$17.16	189,715	132,263	$28.06

c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for the six-month periods ended June 30, 2009 and 2008 were NT$0. For options granted on or after January 1, 2008, the Company recognized compensation cost using the fair value method in accordance with ROC SFAS 39 for the six-month periods ended June 30, 2009 and 2008 were NT$9 million and NT$0, respectively.

The Company granted options prior to adopting ROC SFAS 39. Pro forma information on net income (loss) and earnings (losses) per share using the fair value method is as follows:

	For the six-month period ended June 30, 2009
	Basic losses per share	Diluted losses per share
Net loss	$(6,612,749)	$(6,612,749)
Losses per share (NTD)	$(0.52)	$(0.52)
Pro forma net loss	$(7,028,469)	$(7,028,469)
Pro forma losses per share (NTD)	$(0.55)	$(0.55)

	For the six-month period ended June 30, 2008
	(Retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net income	$2,603,210	$2,473,300
Earnings per share (NTD)	$0.20	$0.19
Pro forma net income	$2,131,444	$2,001,534
Pro forma earnings per share (NTD)	$0.16	$0.15
The fair value of the options outstanding as of June 30, 2009 and 2008 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of ROC SFAS 39 to account for share-based payment were as follows:

Factors	Before	After
Expected dividend yields	1.37~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	39.67%~41.05%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(18)	TREASURY STOCK
a.	Changes in treasury stock during the six-month periods ended June 30, 2009 and 2008 are as follows:
For the six-month period ended June 30, 2009
(In thousands of shares)

	As of			As of
Purpose	January 1, 2009	Increase	Decrease	June 30, 2009
For transfer to employees	—	300,000	—	300,000

Total shares	—	300,000	—	300,000

For the six-month period ended June 30, 2008
(In thousands of shares)

	As of			As of
Purpose	January 1, 2008	Increase	Decrease	June 30, 2008
For transfer to employees	355,716	—	—	355,716
For conversion of the convertible bonds into shares	348,583	—	—	348,583

Total shares	704,299	—	—	704,299

b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital — premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of June 30, 2009 and 2008, was 1,299 million shares and 1,321 million shares, while the ceiling amount was NT$44,485 million and NT$76,108 million, respectively.

c.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other shareholders except for subscription to new stock issuance and voting rights.

d.	As of June 30, 2009, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.00 per share. The closing price on June 30, 2009 was NT$11.00.

As of June 30, 2008, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of UMC’s stock, with a book value of NT$16.10 per share. The closing price on June 30, 2008 was NT$16.10.

(19)	RETAINED EARNINGS AND DIVIDEND POLICIES
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.
After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.
The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.
During the six-month periods ended June 30, 2009 and 2008, the amounts of the employee bonus were estimated at NT$0 and NT$182 million; the amounts of remunerations to directors and supervisors were estimated at NT$0 and NT$1 million, respectively, under ARDF Interpretation 96-052. The board of directors estimated the amount by taking consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods during the year, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the shareholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.

On June 10, 2009, the shareholders’ meetings approved to offset UMC’s 2008 deficit of NT$26,748 million: NT$19,712 million by legal reserve and NT$7,036 million by additional paid-in capital. The distributions of retained earnings for the year 2007 was approved through the shareholders’ meeting held on June 13, 2008. The details of distribution are as follows:

2007
Cash Dividend	NT$0.75 per share
Stock Dividend	0.08 per share
Employee bonus — Cash (in NT thousand dollars)	286,541
Employee bonus — Stock (in NT thousand dollars)	1,146,166
Directors’ and Supervisors’ remuneration (in NT thousand dollars)	11,939
Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that is accounted for as deductions to shareholders’ equity, such as unrealized losses on financial instruments and cumulative translation adjustments. When the deductions to shareholders’ equity are reversed, the set-aside special reserve can be distributed.
(20)	OPERATING COSTS AND EXPENSES
The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month periods ended June 30,
	2009			2008
	Operating	Operating		Operating	Operating
	costs	expenses	Total	costs	expenses	Total
Personnel expenses
Salaries	$3,808,170	$1,497,530	$5,305,700	$4,896,300	$2,004,018	$6,900,318
Labor and health insurance	251,045	95,657	346,702	270,141	103,256	373,397
Pension	251,679	88,376	340,055	282,091	97,936	380,027
Other personnel expenses	34,951	16,936	51,887	118,464	60,420	178,884
Depreciation	16,072,933	1,189,741	17,262,674	17,725,751	1,132,665	18,858,416
Amortization	27,782	334,765	362,547	25,676	638,988	664,664

(21)	INCOME TAX
a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income (loss) based on the statutory tax rate is as follows:

	For six-month periods ended June 30,
	2009	2008
Income tax on pre-tax income (loss) at statutory tax rate	$(3,362,045)	$700,354
Permanent and temporary differences	1,827,426	(448,522)
Change in investment tax credit	4,508,908	(379,167)
Change in loss carry-forward	(1,369,500)	(295,674)
Change in valuation allowance	(1,623,502)	723,943
Income basic tax	1,823	47,519
Estimated 10% income tax on unappropriated earnings	—	34
Adjustment of prior year’s tax expense	(80)	(9,734)
Change in deferred tax assets and liabilities resulting from the change of statutory tax rate	322,805	—
Others	(30,393)	(95,935)

Income tax expense	$275,442	$242,818

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2009		2008
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$9,114,746		$13,528,347
Depreciation	$3,299,664	1,333,971	$24,876	9,770
Loss carry-forward	12,564,664	4,415,462	7,095,800	2,610,627
Pension	3,351,469	690,831	3,204,038	799,815
Allowance on sales returns and discounts	789,890	179,755	603,113	151,453
Allowance for loss on decline in market value and obsolescence of inventories	1,272,791	264,483	895,702	233,956
Unrealized exchange loss	485	97	—	—
Others	2,276,645	531,340	3,145,351	831,991

Total deferred income tax assets		16,530,685		18,165,959
Valuation allowance		(12,051,306)		(12,074,135)

Net deferred income tax assets		4,479,379		6,091,824

Deferred income tax liabilities
Unrealized exchange gain	(194,028)	(38,805)	(355)	(89)
Depreciation	(2,069,123)	(517,936)	(4,392,450)	(1,098,113)
Others	(214,735)	(52,446)	(739,542)	(164,484)

Total deferred income tax liabilities		(609,187)		(1,262,686)

Total net deferred income tax assets		$3,870,192		$4,829,138

	As of June 30,
	2009		2008
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets — current		4,995,016		$7,870,006
Deferred income tax liabilities — current		(81,077)		(150,845)
Valuation allowance		(3,215,863)		(6,579,858)

Net		1,698,076		1,139,303

Deferred income tax assets — noncurrent		11,535,669		10,295,953
Deferred income tax liabilities — noncurrent		(528,110)		(1,111,841)
Valuation allowance		(8,835,443)		(5,494,277)

Net		2,172,116		3,689,835

Total net deferred income tax assets		$3,870,192		$4,829,138

c.	UMC’s income tax returns for all the fiscal years up to 2007 have been assessed and approved by the R.O.C. Tax Authority.
d.
UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.
As of June 30, 2009, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2009	$2,366,962	$2,366,962
2010	2,179,032	2,179,032
2011	2,090,491	2,090,491
2012	1,850,884	1,850,884
2013	627,377	627,377

Total	$9,114,746	$9,114,746

f.	As of June 30, 2009, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2009	$258,349	$258,349
2010	—	—
2011	—	—
2012	4,268,619	4,268,619
2013	1,210,452	1,210,452
2014	243,970	243,970
2015	1,602,976	1,602,976
2016	1,040,734	1,040,734
2017	—	—
2018	74,684	74,684
2019	3,864,880	3,864,880

Total	$12,564,664	$12,564,664

g.
The balance of UMC’s imputation credit amounts as of June 30, 2009 and 2008 were NT$1,017 million and NT$1,167 million, respectively. The actual creditable ratios for 2008 and 2007 were 0% and 7.95%, respectively.

h.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.
i.	According to the newly revised Income Tax Law of the R.O.C. on May 27, 2009, the statutory tax rate of the Company is changed from 25% to 20% effective January 1, 2010.
(22)	EARNINGS (LOSSES) PER SHARE
There were employee stock options outstanding during the six-month period ended June 30, 2009 and there were zero coupon convertible bonds and employee stock options outstanding during the six-month period ended June 30, 2008. The Company is considered a company with complex capital structure. However, the employee stock options were not dilutive when calculating the diluted earnings (losses) per share for the six-month periods ended June 30, 2009 and 2008; therefore, they were not included in the diluted earnings (losses) per share calculation. As a result, the calculated basic and diluted earnings (losses) per share for the six-month periods ended June 30, 2009 and 2008, are disclosed as follows:

For the six-month period ended June 30, 2009
	Amount			Losses per share (NTD)
			Shares	Loss
	Loss before		expressed	before
	income tax	Net loss	in thousands	income tax	Net loss
Losses per share-basic and diluted (NTD)
Loss attributable to UMC’s common stock shareholders	$(6,341,962)	$(6,612,749)	12,719,140	$(0.50)	$(0.52)

	For the six-month period ended June 30, 2008 (retroactively adjusted)
	Amount			Earnings per share (NTD)
			Shares	Income
	Income before		expressed	before
	income tax	Net income	in thousands	income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock shareholders	$2,862,806	$2,603,210	13,171,692	$0.22	$0.20

Effect of dilution

Employee Bonus	$—	$—	12,391

Convertible bonds payable	$(173,214)	$(129,910)	119,467

Earnings per share-diluted:

Income attributable to UMC’s common stock shareholders	$2,689,592	$2,473,300	13,303,550	$0.20	$0.19

5.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP. (has filed for liquidation on June 26, 2009)	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
POWER LIGHT TECH CO., LTD.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions
a.	Operating revenues

	For the six-month periods ended June 30,
	2009		2008
	Amount	Percentage	Amount	Percentage
SILICON	$365,363	1	$708,339	1
Others	52,446	0	372,681	1

Total	$417,809	1	$1,081,020	2

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.
b.	Accounts receivable, net

	As of June 30,
	2009		2008
	Amount	Percentage	Amount	Percentage
SILICON	$233,148	1	$171,828	1
Others	124,768	1	200,375	1

Total	357,916	2	372,203	2

Less: Allowance for sales returns and discounts	(1,737)		(4,435)
Less: Allowance for doubtful accounts	(89,130)		—

Net	$267,049		$367,768

6.	ASSETS PLEDGED AS COLLATERAL

As of June 30, 2009

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$619,932	Customs	Customs duty guarantee
Machinery and equipment	5,165,688	Bank of Taiwan	Collateral for long- term loans

Total	$5,785,620

As of June 30, 2008

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$620,213	Customs	Customs duty guarantee

7.	COMMITMENT AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6.7 billion. Royalties and development fees payable in future years are NT$2.6 billion as of June 30, 2009.

(2)
UMC signed several construction contracts for the expansion of its factory premise. As of June 30, 2009, these construction contracts amounted to approximately NT$2.8 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$400 million.

(3)
The Company entered into several operating lease contracts for land. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2009(3rd quarter and 4th quarter)	$167,719
2010	323,905
2011	303,421
2012	249,031
2013	232,694
2014 and thereafter	1,772,359

Total	$3,049,129

(4)
On February 15, 2005, the Hsinchu District Prosecutors Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The shareholders’ meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of UMC. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of Hejian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of Hejian will accumulate accordingly.
In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. That appeal is still pending in the Supreme Administrative Court.
For UMC’s assistance to Hejian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. The case is still pending in the Supreme Court.
On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. That case is still pending in the Supreme Administrative Court.
(5)
The Company convened its 19th session, 10th term of its Board of Directors meeting on April 29, 2009. During the meeting, its board approved to propose the acquisition (the “Acquisition”) by UMC of the holding company of He Jian Technology (Suzhou) Co., Ltd. (“He Jian”). The shareholders’ meeting of the Company on June 10, 2009 has approved the Acquisition. However, consummation of the Acquisition is subject to approvals from governmental authorities.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS
(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies
The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, short-term loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.
UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.
Cash flow interest rate risk
UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.
UMC’s long-term loans bear floating interest rates. The fluctuation of market interest will result in changes in UMC’s future cash flows.
Foreign currency risk
The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward contracts for uncertain commitments.
Commodity price risk
The Company’s exposure to commodity price risk is minimal.
Credit risk
The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.
With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.
Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.
Liquidity risk
The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments
a.	Fair value of financial instruments

	As of June 30,
	2009		2008
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$48,495,417	$48,495,417	$36,496,163	$36,496,163
Financial assets at fair value through profit or loss, current	1,063,657	1,063,657	3,283,426	3,283,426
Notes, accounts and other receivable	15,065,119	15,065,119	16,504,045	16,504,045
Financial assets at fair value through profit or loss, noncurrent	216,021	216,021	6,790	6,790
Available-for-sale financial assets, noncurrent	29,592,764	29,592,764	33,350,304	33,350,304
Financial assets measured at cost, noncurrent	7,657,766	—	8,490,466	—
Long-term investments accounted for under the equity method	10,222,337	9,763,570	8,157,631	7,866,696
Prepayment for long-term investments	—	—	270,000	—
Derivative
Interest rate swap agreements	88,082	88,082	—	—
Forward contracts	30,568	30,568	29,243	29,243

Financial Liabilities
Non-derivative
Short-term loans	$66,315	$66,315	$686,517	$686,517
Payables	12,735,294	12,735,294	25,291,889	25,291,889
Bonds payable (current portion included)	7,498,194	7,143,323	7,496,027	7,143,323
Long-term loans (current portion included)	800,000	800,000	—	—

Derivative
Interest rate swap agreements	—	—	75,795	75,795

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes accounts receivable, short-term loans and payables.

ii.
The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.
The fair value of long-term investments accounted for under the equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.
v.	The fair value of bonds payable is determined by the market price.
vi.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.
vii.
The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.
The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

Non-derivative	Active Market Quotation		Valuation Technique
Financial Instruments	2009.06.30	2008.06.30	2009.06.30	2008.06.30
Financial assets
Financial assets at fair value through profit or loss, current	$1,063,657	$3,283,426	$—	$—
Financial assets at fair value through profit or loss, noncurrent	216,021	6,790	—	—
Available-for-sale financial assets, noncurrent	28,836,514	32,285,969	756,250	1,064,335
Long-term investments accounted for under the equity method	—	—	9,763,570	7,866,696
Financial liabilities Short-term loans	—	—	66,315	686,517
Bonds payable (current portion included)	7,143,323	7,143,323	—	—
Long-term loans (current portion included)	—	—	800,000	—

Derivative
Financial Instruments
Financial assets
Interest rate swap agreements	—	—	88,082	—
Forward contracts	—	—	30,568	29,243

Financial liabilities
Interest rate swap agreements	—	—	—	75,795
d.
For the six-month periods ended June 30, 2009 and 2008, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income during the six-month periods were a loss of NT$65 million and a gain of NT$684 million, respectively.

e.
UMC’s financial assets with cash flow interest rate risk exposure were NT$88 million and NT$0 as of June 30, 2009 and 2008, respectively. The Company’s financial liabilities with cash flow interest rate risk exposure were NT$0 and NT$76 million as of June 30, 2009 and 2008, respectively.

f.
During the six-month periods ended June 30, 2009 and 2008, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$111 million and NT$378 million, respectively, while interest expense for the six-month periods ended June 30, 2009 and 2008 were NT$55 million and NT$62 million, respectively.

(4)
UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from net assets or liabilities denominated in foreign currency. The Company entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purposes. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.
UMC utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2009 and 2008, UMC had the following interest rate swap agreements outstanding:
As of June 30, 2009

		Interest Rate
Notional Amount	Contract Period	Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
As of June 30, 2008

		Interest Rate
Notional Amount	Contract Period	Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by UMC are summarized as follows:
As of June 30, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 323 million	April 17, 2009 to August 25, 2009
As of June 30, 2008

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 343 million	May 12, 2008 to August 12, 2008
c.	Transaction risk
(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of June 30, 2009, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$88 million; as of June 30, 2008, UMC’s interest rate swap agreements were classified as financial liabilities at fair value through profit or loss amounted to NT$76 million. Related valuation a loss of NT$25 million and a gain of NT$18 million were recorded under non-operating expense and revenue for the six-month periods ended June 30, 2009 and 2008, respectively.

As of June 30, 2009 and 2008, the forward contracts were classified as current assets and current liabilities amounted to the NT$31 million and NT$29 million, respectively, and the changes in valuation a loss of NT$40 million and a gain of NT$666 million were recorded under non-operating expense and revenue for the six-month periods ended June 30, 2009 and 2008, respectively.

(5)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2009 and 2008 are disclosed in Attachment 1.

(6)	Details of subsidiaries that hold UMC’s stock are as follows:

As of June 30, 2009

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$176,866	Long-term investment
As of June 30, 2008

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	15,386	$247,720	Long-term investment
11.	ADDITIONAL DISCLOSURES
(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C Securities and Futures Bureau:
a.	Financing provided to others for the six-month period ended June 30, 2009: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2009: Please refer to Attachment 3.

c.	Securities held as of June 30, 2009: Please refer to Attachment 4.

d.
Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009: Please refer to Attachment 7.

g.
Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2009: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2009: Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 10.
(2)	Investment in Mainland China
a.
Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.
Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
For the six-month period ended June 30, 2009

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$16,897,436	Net 60 days	50%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,367,702	—	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	918,717	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	27,514	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	362,421	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	141,094	—	0%
For the six-month period ended June 30, 2008

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$26,794,854	Net 60 days	52%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,211,148	—	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	5,974,877	Net 60 days	12%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	2,546,083	—	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	856,285	Net 60 days	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	271,254	—	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
Note 1: UMC and its subsidiaries are coded as follows:
1.	UMC is coded “0”.

2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1.	The holding company to subsidiary.

2.	Subsidiary to holding company.

3.	Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet    items are based on each item’s balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

			Financial	Maximum				Amount of sales to		Allowance for
		Counter-	statement	balance for the	Ending	Interest	Nature of	(purchases from)	Reason for	doubtful	Collateral		Limit of financing amount	Limit of total
No.	Lender	party	account	period	balance	rate	financing	counter-party	financing	accounts	Item	Value	for individual counter-party	financing amount

None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

				Limit of	Maximum			Percentage of accumulated guarantee	Limit of total
		Receiving party		guarantee/endorsement	balance for the		Amount of collateral	amount to net assets value from the	guarantee/endorsement
No.	Endorsor/Guarantor	Company name	Releationship	amount for receiving party	period	Ending balance	guarantee/endorsement	latest financial statement	amount

None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	—	Financial assets at fair value through profit or loss, current	190	$193,456	—	$193,456	None
Stock	PROMOS TECHNOLOGIES INC.	—	Financial assets at fair value through profit or loss, current	471,400	518,540	6.49	518,540	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	17,087	131,398	5.28	131,398	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	26,020	0.94	26,020	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	19,418	151,848	0.17	151,848	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,608	42,395	0.14	42,395	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	1,269,527	100.00	1,269,527	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	324,516	100.00	316,902	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	124,000	3,691,707	100.00	3,691,707	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	680	4,583	100.00	4,583	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	1	100.00	1	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	475,150	6,143,443	100.00	6,143,443	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	535,794	9,300,875	99.99	9,615,935	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	26,755	35,237	89.99	35,237	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	5,026,071	52.74	1,352,027	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	7,379	49.99	13,351	None
Stock	MTIC HOLDINGS PTE LTD.	Investee company	Long-term investments accounted for under the equity method	12,000	261,373	46.49	261,373	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—	1,793,036	45.00	1,793,036	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	742,123	42.00	742,123	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	65,231	2,273,519	36.49	2,175,433	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	107,283	$2,577,920	35.65	$2,491,670	None
Stock	POWER LIGHT TECH CO., LTD.	Investee company	Long-term investments accounted for under the equity method	6,315	50,719	31.58	29,918	None
Stock	UNIMICRON HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	20,000	533,963	25.25	536,346	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	3,307	28,625	14.29	28,625	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	5,627	—	11.18	21,336	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	208,478	5,253,646	19.08	5,253,646	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,442	102,169	16.59	102,169	None
Stock	HOLTEK SEMICONDUCTOR INC.	—	Available-for-sale financial assets, noncurrent	36,170	1,179,144	16.34	1,179,144	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	2,209,424	16.34	2,209,424	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	57,280	2,726,534	15.92	2,726,534	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	61,857	4,849,561	10.56	4,849,561	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	19,347	1,058,288	9.60	1,058,288	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	12,870	277,993	4.12	277,993	None
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	8,658	177,487	4.10	177,487	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	21,215	1,881,770	3.35	1,881,770	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	40,427	416,394	3.22	416,394	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,048	7,597	2.34	7,597	None
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	558	4,863	1.93	4,863	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,040	28,033	0.97	28,033	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	1,443,210	0.86	1,443,210	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,458	$148,025	0.02	$148,025	None
Fund	VIETNAM INFRASTRUCTURE LTD.	—	Available-for-sale financial assets, noncurrent	5,000	53,628	—	53,628	None
Stock	PIXTECH, INC.	—	Financial assets measured at cost, noncurrent	9,883	—	17.63	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	20,000	200,000	13.61	Note	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.66	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	13,912	208,746	4.26	Note	None
Stock	TECO NANOTECH CO., LTD.	—	Financial assets measured at cost, noncurrent	9,001	—	3.73	Note	None
Stock	EMIVEST AEROSPACE CORP. (SINO SWEARINGEN AIRCRAFT CORP.)	—	Financial assets measured at cost, noncurrent	1,124	—	1.50	Note	None
Stock	TAIWAN AEROSPACE CORP.	—	Financial assets measured at cost, noncurrent	234	—	0.17	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	164,587	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	119,397	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	300,000	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE LTD.	—	Financial assets measured at cost, noncurrent	12,000	263,460	—	N/A	None
Stock-Preferred stock	TONBU, INC.	—	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,166	—	—	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	—	Financial assets measured at cost, noncurrent	0	110	—	N/A	None
Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2009.

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	119,060	$1,389,908	100.00	$1,389,908	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,186	—	44.29	—	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	4,155	29,173	43.92	29,173	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	132,148	25.45	81,136	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	1,568	9,505	24.12	9,505	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	29,544	24.09	29,544	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	5,789	38,081	20.15	30,644	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	33,850	16.95	24,618	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	4,112	27,067	16.63	23,433	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	7,410	28,022	14.69	28,022	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	2,162	17,483	9.46	18,678	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	12,600	368,659	4.19	292,638	None
Stock	DAVICOM SEMICONDUCTOR, INC.	—	Available-for-sale financial assets, noncurrent	11,021	352,665	13.69	352,665	None
Stock	PIXART IMAGING, INC.	—	Available-for-sale financial assets, noncurrent	14,262	3,180,498	11.43	3,180,498	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	11,524	630,343	5.72	630,343	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Available-for-sale financial assets, noncurrent	1,244	121,883	3.55	121,883	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,893	51,016	1.77	51,016	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	4,778	423,835	0.75	423,835	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	281	7,406	0.25	7,406	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Available-for-sale financial assets, noncurrent	215	2,781	0.20	2,781	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	$176,866	0.12	$176,866	None
Stock	DARCHUN VENTURE CORP.	—	Financial assets measured at cost, noncurrent	4,500	45,000	19.65	Note	None
Stock	CLIENTRON CORP.	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	3,837	—	16.63	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	9,409	94,095	15.68	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,134	—	11.08	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,864	11,458	11.04	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4,530	50,553	10.79	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	3,599	34,866	10.67	Note	None
Stock	AWISE FIBER TECH.CO.,LTD.	—	Financial assets measured at cost, noncurrent	1,200	15,192	10.63	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,300	23,000	10.57	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	3,856	22,876	10.06	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	11,910	109,898	9.79	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,466	42,180	9.63	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	2,782	33,335	9.60	Note	None
Stock	OCULON OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,100	17,600	9.49	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,153	54,325	9.43	Note	None
Stock	COTECH, INC.	—	Financial assets measured at cost, noncurrent	922	32,869	9.22	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	3,600	$43,200	9.00	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	8,529	85,291	8.63	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,060	10,421	8.15	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	37,156	7.80	Note	None
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	62,500	7.76	Note	None
Stock	PRINCEDOM PRECISION CORP. (formerly ALLEN PRECISION INDUSTRIES CO., LTD.)	—	Financial assets measured at cost, noncurrent	1,571	20,102	7.19	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	752	15,673	6.96	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	17,306	6.63	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,859	33,377	5.51	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,371	5,031	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	PRIMESENSOR TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	750	7,500	5.00	Note	None
Stock	EUTECH MICROELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,700	59,500	4.95	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	1,750	32,000	4.86	Note	None
Stock	IBT VENTURE CORP.	—	Financial assets measured at cost, noncurrent	2,665	26,650	3.81	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	11,254	131,806	3.45	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	—	3.16	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	5,497	$92,352	3.06	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	1,225	8,195	3.02	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,604	21,878	3.01	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	548	2,925	2.50	Note	None
Stock	UNIDISPLAY INC.	—	Financial assets measured at cost, noncurrent	3,000	30,000	2.31	Note	None
Stock	EGIS TECHNOLOGY INC. (Merged LIGHTUNING TECH. INC.)	—	Financial assets measured at cost, noncurrent	1,134	16,663	2.28	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	1,500	15,000	1.81	Note	None
Stock	TAIMIDE TECH., INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.66	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,577	19,554	1.60	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	—	Financial assets measured at cost, noncurrent	—	9,124	1.09	N/A	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	—	Financial assets measured at cost, noncurrent	4,610	—	1.02	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	—	1.02	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	639	5,356	0.43	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	12	—	0.38	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	24	—	0.34	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	37,351	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2009.

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
TLC CAPITAL CO., LTD.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Convertible bonds	CAREER TECHNOLOGY (MFG.) CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	70	$6,930	—	$6,930	None
Stock	SOARING CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	900	24,714	100.00	24,714	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	240,450	45.16	240,450	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	—	147,642	31.40	147,642	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,700	44,373	11.45	36,511	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	8,020	233,533	2.66	186,266	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,185	139,743	4.84	139,743	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	6,679	110,878	3.91	110,878	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	6,050	756,250	2.90	756,250	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	10,358	918,721	1.64	918,721	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,970	39,410	1.30	39,410	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	2,357	128,922	1.17	128,922	None
Stock	CORETRONIC CORP.	—	Available-for-sale financial assets, noncurrent	6,250	206,557	0.86	206,557	None
Stock	MITAC TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	3,000	53,400	0.56	53,400	None
Stock	CHUNGHWA TELECOM CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,447	225,756	0.04	225,756	None
Stock	UNIDISPLAY INC.	—	Financial assets measured at cost, noncurrent	10,000	100,000	7.69	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	11,709	196,710	6.51	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,500	55,000	3.74	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
TLC CAPITAL CO., LTD.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,628	$32,591	2.67	Note	None
Stock	E-ONE MOLI ENERGY CORP.	—	Financial assets measured at cost, noncurrent	4,000	100,000	2.03	Note	None
Stock	CANDO CORP.	—	Financial assets measured at cost, noncurrent	3,000	30,000	0.43	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	77	7,980	0.06	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	—	Financial assets measured at cost, noncurrent	5,552	210,345	—	N/A	None
Stock-Preferred stock	KU6 HOLDING LTD.	—	Financial assets measured at cost, noncurrent	26,248	151,696	—	N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2009.
UNITRUTH INVESTMENT CORP.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,300	$48,980	9.75	$31,102	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	2,116	18,285	9.26	18,285	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	10,435	8.51	10,435	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	2,150	14,144	7.48	11,382	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,425	10,252	5.34	7,753	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	—	4.35	—	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITRUTH INVESTMENT CORP.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,020	$5,813	4.13	$5,813	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	6,700	197,054	2.23	155,609	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Available-for-sale financial assets, noncurrent	1,160	113,705	3.32	113,705	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	2,639	144,359	1.31	144,359	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,040	28,033	0.97	28,033	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Available-for-sale financial assets, noncurrent	439	5,661	0.40	5,661	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	70	1,851	0.06	1,851	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	2,782	25,935	9.60	Note	None
Stock	COTECH, INC.	—	Financial assets measured at cost, noncurrent	910	32,385	9.10	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	3,410	39,593	8.12	Note	None
Stock	OCULON OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	900	14,400	7.77	Note	None
Stock	AWISE FIBER TECH.CO.,LTD.	—	Financial assets measured at cost, noncurrent	860	10,888	7.62	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	930	7,920	7.15	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,037	40,415	6.82	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	6,374	63,739	6.45	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,010	25,850	5.74	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	6,039	62,427	4.97	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	31,218	4.68	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	850	8,500	3.91	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITRUTH INVESTMENT CORP.

				June 30, 2009
				Units (thousand)/		Percentage of		Shares as
				bonds/ shares		ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	(%)	Net assets value	(thousand)
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,495	$17,941	3.74	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.89	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	750	13,714	2.08	Note	None
Stock	EGIS TECHNOLOGY INC. (Merged LIGHTUNING TECH. INC.)	—	Financial assets measured at cost, noncurrent	1,016	27,355	2.05	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	695	4,650	1.72	Note	None
Stock	UNIDISPLAY INC.	—	Financial assets measured at cost, noncurrent	2,000	20,000	1.54	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	315	7,950	1.38	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	260	—	1.13	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	1,759	29,552	0.98	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	462	2,310	0.87	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	500	5,000	0.60	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	24	—	0.34	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	332	2,785	0.23	Note	None
Stock-Preferred stock	PRINCEDOM PRECISION CORP. (formerly ALLEN PRECISION INDUSTRIES CO., LTD.)	—	Financial assets measured at cost, noncurrent	1,047	10,470	—	N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2009.

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
SOARING CAPITAL CORP.

June 30, 2009
				Units (thousand)/			Percentage of			Shares as
				bonds/ shares			ownership	Market value/		collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value		(%)	Net assets value		(thousand)
Capital	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investee company	Long-term investments accounted for under the equity method	—	USD	657	100.00	USD	657	None
UMC CAPITAL CORP.

				June 30, 2009
				Units (thousand)/			Percentage of			Shares as
				bonds/ shares			ownership	Market value/		collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value		(%)	Net assets value		(thousand)
Convertible bonds	YUE YUEN INDUSTRIAL (HOLDINGS) LTD.	—	Financial assets at fair value through profit or loss, noncurrent	46,500	USD	6,384	—		6,384	None
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	395	100.00	USD	395	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	3,458	100.00	USD	3,458	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	1,308	USD	2,057	48.54	USD	1,524	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	3,798	35.45	USD	3,798	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	—	USD	1,815	11.52	USD	1,815	None
Stock	INTELLON CORP.	—	Available-for-sale financial assets, noncurrent	209	USD	888	0.70	USD	888	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	—	Available-for-sale financial assets, noncurrent	347	USD	6,887	0.04	USD	6,887	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720		—	18.00		Note	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—		N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	650	USD	1,462	—		N/A	None
Stock	PARADE TECHNOLOGIES, LTD.	—	Financial assets measured at cost, noncurrent	225	USD	2	—		Note	None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	—	Financial assets measured at cost, noncurrent	3,651	USD	2,460	—		N/A	None
Stock	CIPHERMAX, INC.	—	Financial assets measured at cost, noncurrent	95	USD	1,281	—		Note	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—		N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UMC CAPITAL CORP.

				June 30, 2009
				Units (thousand)/			Percentage of		Shares as
				bonds/ shares			ownership	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value		(%)	Net assets value	(thousand)
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	10,233	USD	4,322	—	N/A	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	2,070	USD	4,052	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	7	USD	839	—	N/A	None
Convertible bonds	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	6	USD	853	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	712	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	4,850	USD	4,850	—	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD	555	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD	3,000	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	—	Financial assets measured at cost, noncurrent	6	USD	4,760	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	—	Financial assets measured at cost, noncurrent	14,355	USD	3,558	—	N/A	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	—	Financial assets measured at cost, noncurrent	9	USD	9,000	—	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	—	Financial assets measured at cost, noncurrent	1,000	USD	500	—	N/A	None
Stock-Preferred stock	CHIPX, INC.	—	Financial assets measured at cost, noncurrent	63	USD	117	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	4,000		—	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31		—	—	Note	None
Stock	KOTURA, INC.	—	Financial assets measured at cost, noncurrent	0.59		—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750		—	—	N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2009.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
							Units		Units				Units
							(thousand)/		(thousand)/				(thousand)/
					Units (thousand)/		bonds/		bonds/				bonds/
Type of		Financial statement			bonds/	Amount	shares		shares		Cost	Gain (Loss)	shares	Amount
securities	Name of the securities	account	Counter-party	Relationship	shares (thousand)	(Note 1)	(thousand)	Amount	(thousand)	Amount	(Note 2)	from disposal	(thousand)	(Note 1)
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	1,997	$440,286	—	$—	1,997	$808,581	$19,475	$787,852 (Note 3)	—	$—

Note 1:	The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

Note 2:	The disposal cost represents historical cost.

Note 3:	The gain on disposal includes additional paid-in capital adjustments of NT$(1,254) thousand dollars.
FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
							Units		Units				Units
							(thousand)/		(thousand)/				(thousand)/
					Units (thousand)/		bonds/		bonds/				bonds/
Type of		Financial statement			bonds/	Amount	shares		shares			Gain (Loss)	shares	Amount
securities	Name of the securities	account	Counter-party	Relationship	shares (thousand)	(Note 1)	(thousand)	Amount	(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
Stock	NEXPOWER THCHNOLOGY CORP.	Long-term investments accounted for under the equity method	Rui Meng Consultants Ltd/ Zhen Cheng Investments Ltd / UNIMICRON TECHNOLOGY CORP.	—	2,700	$80,745	9,900	$297,000	—	$—	$—	$—	12,600	$368,659 (Note 2)

Note 1:	The amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.

Note 2:
The ending balance includes long-term investment loss of NT$(8,654) thousand, long-term investment additional paid-in capital adjustment of NT$64 thousand and retained earnings adjustment of NT$(496) thousand.

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
							Units		Units				Units
							(thousand)/		(thousand)/				(thousand)/
					Units (thousand)/		bonds/		bonds/				bonds/
Type of		Financial statement			bonds/	Amount	shares		shares		Cost	Gain (Loss)	shares	Amount
securities	Name of the securities	account	Counter-party	Relationship	shares (thousand)	(Note 1)	(thousand)	Amount	(thousand)	Amount	(Note 2)	from disposal	(thousand)	(Note 1)
Stock	RECHI PRECISION CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	21,807	$108,379	—	$—	16,837	$130,334	$83,680	$46,654	4,970	$39,410
Stock	E-ONE MOLI ENERGY CORP.	Financial assets measured at cost, noncurrent	Private	—	—	—	4,000	100,000	—	—	—	—	4,000	100,000

Note 1:	The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices.

Note 2:	The disposal cost represents historical cost.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITRUTH INVESTMENT CORP.

					Beginning balance		Addition		Disposal				Ending balance
							Units		Units				Units
							(thousand)/		(thousand)/				(thousand)/
					Units (thousand)/		bonds/		bonds/				bonds/
Type of		Financial statement			bonds/	Amount	shares		shares			Gain (Loss)	shares	Amount
securities	Name of the securities	account	Counter-party	Relationship	shares (thousand)	(Note 1)	(thousand)	Amount	(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
Stock	NEXPOWER THCHNOLOGY CORP.	Long-term investments accounted for under the equity method	Zhen Cheng Investments Ltd / UNIMICRON TECHNOLOGY CORP.	—	900	$26,915	5,800	$174,000	—	$—	$—	$—	6,700	$197,054 (Note 2)

Note 1:	The amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.

Note 2:
The ending balance includes long-term investment loss of NT$(3,619) thousand, long-term investment additional paid-in capital adjustment of NT$21 thousand and retained earnings adjustment of NT$(263) thousand.

UMC CAPITAL CORP.

					Beginning balance		Addition			Disposal				Ending balance
							Units			Units				Units
							(thousand)/			(thousand)/				(thousand)/
					Units (thousand)/		bonds/			bonds/				bonds/
Type of		Financial statement			bonds/	Amount	shares			shares			Gain (Loss)	shares	Amount
securities	Name of the securities	account	Counter-party	Relationship	shares (thousand)	(Note 1)	(thousand)	Amount		(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
Convertible bonds	YUE YUEN INDUSTRIAL (HOLDINGS) LTD.	Financial assets at fair value through profit or loss, noncurrent	Open market	—	—	$—	46,500	USD	6,223	—	$—	$—	$—	46,500	USD	6,384

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss are recorded at the prevailing market prices.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

Where counter-party is a related party, details of prior transactions
							Relationship between				Date of acquisition
Name of	Transaction	Transaction				Former holder	former holder and	Date of	Transaction	Price	and status of	Other
properties	date	amount	Payment status	Counterparty	Relationship	of property	acquirer of property	transaction	amount	reference	utilization	commitments

None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

Names of		Date of original		Transaction	Status of proceeds	Gain (Loss)			Reason of		Other
properties	Transaction date	acquisition	Book value	amount	collection	from disposal	Counterparty	Relationship	disposal	Price reference	commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

		Transactions
				Percentage of		Details of non-arm’s		Notes and accounts receivable (payable)
		Purchases		total purchases		length transaction			Percentage of total
Related party	Relationship	(Sales)	Amount	(sales) (%)	Term	Unit price	Term	Balance	receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$16,897,436	50%	Net 60 Days	N/A	N/A	$5,367,702	36%
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	918,717	3%	Net 60 Days	N/A	N/A	27,514	0%
SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Sales	365,363	1%	Month-end 45 Days	N/A	N/A	233,148	2%
UMC JAPAN	Investee company	Sales	362,421	1%	Net 60 Days	N/A	N/A	141,094	1%
UNITED MICROELECTRONICS (EUROPE) B.V.

Transactions
				Percentage of		Details of non-arm’s		Notes and accounts receivable (payable)
		Purchases		total purchases		length transaction			Percentage of total
Related party	Relationship	(Sales)	Amount	(sales) (%)	Term	Unit price	Term	Balance	receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 27,060	100%	Net 60 Days	N/A	N/A	USD 840	100%

ATTACHMENT 8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UMC GROUP (USA)

Transactions
					Percentage of		Details of non-arm’s		Notes and accounts receivable (payable)
		Purchases			total purchases		length transaction				Percentage of total
Related party	Relationship	(Sales)	Amount		(sales) (%)	Term	Unit price	Term	Balance		receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	505,894	100%	Net 60 Days	N/A	N/A	USD	163,900	100%
UMC JAPAN

Transactions
				Percentage of		Details of non-arm’s		Notes and accounts receivable (payable)
		Purchases		total purchases		length transaction			Percentage of total
Related party	Relationship	(Sales)	Amount	(sales) (%)	Term	Unit price	Term	Balance	receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 1,016,308	65%	Net 60 Days	N/A	N/A	JPY 415,478	32%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the six-month period ended June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

									Amount
		Ending balance							received in	Allowance for
		Notes	Accounts	Other		Turnover	Overdue receivables		subsequent	doubtful
Related party	Relationship	receivable	receivable	receivables	Total	rate (times)	Amount	Collection status	period	accounts
UMC GROUP (USA)	Investee company	$—	$5,367,702	$17	$5,367,719	7.36	$—	—	$1,095,031	$19
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—	233,148	309	233,457	4.17	36,750	Credit Collecting	309	—
UMC JAPAN	Investee company	—	141,094	702	141,796	4.04	—	—	4,915	175
UMC JAPAN

Amount
		Ending balance										received in		Allowance for
		Notes	Accounts		Other			Turnover	Overdue receivables			subsequent		Doubtful
Related party	Relationship	receivable	receivable		receivables	Total		rate (times)	Amount		Collection status	period		accounts
AMIC TECHNOLOGY CORP.	Investee of UMC	$—	JPY	340,799	$—	JPY	340,799	0.65	JPY	340,799	Credit Collecting	JPY	40,870	JPY	261,072

ATTACHMENT 10 (Names, locations and related information of investee companys as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of June 30, 2009			Net income
							Number of	Percentage of		(loss) of	Investment
							Shares	ownership		Investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,269,527	$(52,004)	$(53,493)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	324,516	2,212	2,212
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	124,000	100.00	3,691,707	7,302	7,302
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,400	USD	1,400	680	100.00	4,583	(331)	(331)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	1	(412)	(412)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Consulting and planning for investment in new business		6,000,000		6,000,000	475,150	100.00	6,143,443	103,070	103,070
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	535,794	99.99	9,300,875	27,989	27,988
UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,305,236		1,305,236	26,755	89.99	35,237	(49,863)	(44,870)	Note 2
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,994,400	496	52.74	5,026,071	(4,497,367)	(2,371,319)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei City, Taiwan	Consulting and planning for investment in new business		30,000		30,000	30,000	49.99	7,379	(139)	—	Note 3
MTIC HOLDINGS PTE LTD.	Singapore	Investment holding	SGD	12,000	12,000		12,000	46.49	261,373	(1,394)	(648)
MEGA MISSION LIMITED PARTNERSHIP	Grand Cayman, Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	1,793,036	597,162	268,723	Note 4
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	742,123	4,067	1,708
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	65,231	36.49	2,273,519	(19,896)	(50,635)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		2,631,885		2,631,885	107,283	35.65	2,577,920	(267,269)	(95,493)
POWER LIGHT TECH CO., LTD.	Hsinchu County, Taiwan	Micro electro mechanical systems assembly		63,152		—	6,315	31.58	50,719	(51,992)	(12,432)
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	25.25	533,963	(133,968)	(33,830)
XGI TECHNOLOGY INC.	Hsinchu City, Taiwan	Cartography chip design and production		262,736		262,736	3,307	14.29	28,625	(31,654)	(4,598)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		133,009		133,009	5,627	11.18	—	(90,763)	(7,472)	Note 5

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2:	On June 26, 2009, UMO has filed for liquidation through a decision at its shareholders’ meeting. The Company had ceased to recognize investment income of UMO thereafter.

Note 3:	On July 3, 2006, PACIFIC VENTURE CAPITAL CO., LTD. began the liquidation process. The Company had ceased to recognize investment income of PACIFIC VENTURE CAPITAL CO., LTD. thereafter.

Note 4:	No shares since it belongs to partnership fund organization.

Note 5:	The Company stops to recognize investment losses of AMIC with its proportionate share after the carrying value of the investment was down to zero.

ATTACHMENT 10 (Names, locations and related information of investee companys as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
FORTUNE VENTURE CAPITAL CORP.

							Investment as of June 30, 2009			Net income
							Number of	Percentage of		(loss) of	Investment
			Initial Investment (Note 1)				shares	ownership		investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	119,060	100.00	$1,389,908	$3,399	$3,399

UWAVE TECHNOLOGY CORP.	Hsinchu City, Taiwan	RF IC Design		85,471		85,471	10,186	44.29	—	—	—	Note 2
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	2,213	USD	2,213	4,155	43.92	29,173	11,718	5,097
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module		90,000		90,000	6,000	25.45	132,148	14,890	3,861
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	1,568	24.12	9,505	(10,943)	(5,859)
CRYSTAL MEDIA INC.	Hsinchu City, Taiwan	Design of VOIP network phones		50,629		50,629	4,493	24.09	29,544	(2,120)	(511)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		74,235		74,235	5,789	20.15	38,081	(22,298)	(4,492)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture		54,300		54,300	4,525	16.95	33,850	(17,690)	(2,998)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS & GSM/PHS dual mode B/B Chip		89,414		89,414	4,112	16.63	27,067	(77,388)	(12,910)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		214,745		214,745	7,410	14.69	28,022	(90,763)	(14,175)
XGI TECHNOLOGY INC.	Hsinchu City, Taiwan	Cartography chip design and production		278,127		278,383	2,162	9.46	17,483	(31,654)	(1,992)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		378,000		81,000	12,600	4.19	368,659	(267,269)	(8,654)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2:	On June 29, 2007, UWAVE TECHNOLOGY CORP. (UWAVE) reached the decesion of liquidation at it’s shareholders’ meeting. The Company had ceased to recognize investment income of UWAVE thereafter.

ATTACHMENT 10 (Names, locations and related information of investee companys as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
TLC CAPITAL CO., LTD.

							Investment as of June 30, 2009			Net income
							Number of	Percentage of		(loss) of	Investment
			Initial Investment (Note 1)				shares	ownership		investee	Income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$24,714	$(2,237)	$(2,237)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	240,450	(26,372)	(10,839)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	—	31.40	147,642	(766)	(241)	Note 2
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module		44,280		—	2,700	11.45	44,373	14,890	302
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		240,600		162,000	8,020	2.66	233,533	(267,269)	(6,296)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2:	No shares since it belongs to partnership fund organization.
UNITRUTH INVESTMENT CORP.

					Investment as of June 30, 2009			Net income
					Number of	Percentage of		(loss) of	Investment
			Initial Investment		Shares	ownership		investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	(thousand)	(%)	Book value	company	recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module	$34,920	$30,000	2,300	9.75	$48,980	$14,890	$1,321
XGI TECHNOLOGY INC.	Hsinchu City, Taiwan	Cartography chip design and production	43,516	43,767	2,116	9.26	18,285	(31,654)	(2,952)
CRYSTAL MEDIA INC.	Hsinchu City, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.51	10,435	(2,120)	(180)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	27,573	27,573	2,150	7.48	14,144	(22,298)	(1,669)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	17,700	17,700	1,425	5.34	10,252	(17,690)	(944)
UWAVE TECHNOLOGY CORP.	Hsinchu City, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	—	—	—	Note 1
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS & GSM/PHS dual mode B/B Chip	20,463	20,463	1,020	4.13	5,813	(77,388)	(3,203)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries	201,000	27,000	6,700	2.23	197,054	(267,269)	(3,619)

Note 1:	On June 29, 2007, UWAVE TECHNOLOGY CORP. (UWAVE) reached the decesion of liquidation at it’s shareholders’ meeting. The Company had ceased to recognize investment income of UWAVE thereafter.

ATTACHMENT 10 (Names, locations and related information of investee companys as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
SOARING CAPITAL CORP.

							Investment as of June 30, 2009				Net income
							Number of	Percentage of			(loss) of		Investment
			Initial Investment (Note 1)				shares	ownership	Book value		Investee		income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	(thousand)		company		recognized		Note
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	China	Investment Holding and advisory	USD	800	USD	800	—	100.00	USD	657	USD	(64)	USD	(64)	Note 2

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2:	No shares since it belongs to limited company.
UMC CAPITAL CORP.

							Investment as of June 30, 2009				Net income
							Number of	Percentage of			(loss) of		Investment
			Initial Investment (Note 1)				Shares	ownership	Book value		investee		income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	(thousand)		company		recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	395	USD	10	USD	10
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	3,458	USD	412	USD	412
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	3,750	USD	1,750	1,308	48.54	USD	2,057	USD	(185)	USD	(89)
UC FUND II	Cayman Islands	Investment holding	USD	2,850	USD	2,850	5,000	35.45	USD	3,798	USD	(170)	USD	(60)
TRANSLINK CAPITAL PARTNERS I L.P.	Cayman Islands	Investment holding	USD	2,950	USD	2,600	—	11.52	USD	1,815	USD	(1,156)	USD	(288)	Note 2

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2:	No shares since it belongs to partnership fund organization.

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
UNITED MICROELECTRONICS CORPORATION

					Accumulated					Accumulated
					Outflow of					Outflow of			Investment					Accumulated Inward
				Method of	Investment from					Investment from			income (loss)			Carrying		Remittance of
		Total Amount of		Investment	Taiwan as of		Investment Flows			Taiwan as of		Percentage of	recognized			Value as of		Earnings as of
Investee company	Main Businesses and Products	Paid-in Capital		(Note 2)	January 1, 2009		Outflow		Inflow	June 30, 2009		Ownership	(Note 3)			June 30, 2009		June 30, 2009
UNIMICRON TECHNOLOGY (SUZHOU) CORP.	PCB production		$2,728,221	(i)	$655,000			$—	$—		$655,000	25.25%		$(24,568)			$560,189	$—
		(RMB	587,852)		(USD	20,000)				(USD	20,000)			(i	)	(USD	17,105)
JIAOYUE SOFTWARE (SHANGHAI) CO., LTD.	Development & design of computer software		$49,125	(ii)	—			$32,750	—		$32,750	(Note 5)		—			$32,750	—
		(USD	1,500)				(USD	1,000)		(USD	1,000)					(USD	1,000)
TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD. (Note 4)	Development & technical design of multimedia		$131,000	(ii)	—			$131,000	—		$131,000	(Note 5)		—			$131,000	—
		(USD	4,000)				(USD	4,000)		(USD	4,000)					(USD	4,000)
							(Note 5)
CHU DONG MULTIMEDIA SOFTWARE (SHANGHAI) CO., LTD.	Development & design of computer software		(Note 6)	(ii)	—		(Note 6)		—		—	—		—			—	—
RE BO CULTURE BROADCASTING LTD.(BEIJING)	TV program producing, Advertisement, Added value service		$327,500	(ii)	—		(Note 7)		—		—	—		—			—	—
		(USD	10,000)
U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.	Commercial consult of TV shopping, Business market plans and business management consult, etc.		$163,750	(ii)	—		(Note 8)		—		—	—		—			—	—
		(USD	5,000)
KU6 (BEIJING) TECHNOLOGY CO., LTD.	Computer software and Computer system integrate, and data processing, etc.		$31,768	(ii)	—			$11,692	—		$11,692	(Note 9)		—			$11,692	—
		(USD	970)				(USD	357)		(USD	357)					(USD	357)
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory		$26,200	(i)	$26,200			—	—		$26,200	100.00%		$(2,096)			$21,517	—
		(USD	800)		(USD	800)				(USD	800)		(USD	(64))(ii	)	(USD	657)
MYMYTI NETWORK TECHOLOGY CO., LTD.	Computer system services, Commercial consult, etc.		$26,059	(ii)	—			$15,425	—		$15,425	(Note 10)		—			$15,425	—
		(RMB	5,615)				(USD	471)		(USD	471)					(USD	471)

Investment Amounts Authorized
Accumulated Investment in Mainland China as of	by Investment Commission,
June 30, 2009	MOEA	Upper Limit on Investment
$872,067	$1,079,506	$114,144,864
(USD26,628)	(USD32,962)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2009)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands and translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 2:	The methods for engaging in investment in Mainland China include the following:
(i)	Investment in Mainland China companies through a company invested and established in a third region.
(ii)	Investment in Mainland China companies through an existing company established in a third region.
Note 3:	The investment income (loss) were determined based on the following basis:
(i)	The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
(ii)	Others.
Note 4:	TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD. changed its name to TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD., and it was approved by the competent authority.
Note 5:
TLC Capital Co., Ltd.(TLC) indirectly invests in Mainland China via investing in CAPTIVATED ADVERTISING TV COMPANY LIMITED(CAPTIVATED) by its investee company, TOUCH MEDIA INTERNATIONAL HOLDINGS(TOUCH MEDIA).

Due to TLC only holds preferred shares on TOUCH MEDIA, TLC does not have significant influence for the investments that CAPTIVATED made in Mainland China.

TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD. has been made in the Investment Commission, MOEA and approved US$5,125 thousand. As of June 30, 2009, it has been made only a business license, but US$ 1,125 thousand of investment has not yet been remitted.

Note 6:
CHU DONG MULTIMEDIA SOFTWARE (SHANGHAI) CO., LTD. has been made in the Investment Commission, MOEA and approved US$375 thousand. As of June 30, 2009, it has not yet been established, and the amount of investment has not yet been remitted.

Note 7:
RE BO CULTURE BROADCASTING LTD.(BEIJING) has been made in the Investment Commission, MOEA and approved US$122 thousand. As of June 30, 2009, it has been made only a business license, but the amount of investment has not yet been remitted.

Note 8:
U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD. has been made in the Investment Commission, MOEA and approved US$58 thousand. As of June 30, 2009, it has been made only a business license, but the amount of investment has not yet been remitted.

Note 9:
TLC Capital Co., Ltd. (TLC) indirectly invests in Mainland China via holding preferred shares issued by KU6 HOLDING LTD. (Cayman)(KU6). Due to TLC only holds preferred shares on KU6, TLC does not have significant influence for the investments of KU6 made in KU6 (BEIJING) TECHNOLOGY CO., LTD.

Note 10:	TLC Capital Co., Ltd. (TLC) indirectly invests in MYMYTI NETWORK TECHOLOGY CO., LTD. (MYMYTI) via investing in CTC Capital Partners I, L.P. (Cayman) (CTC).

Due to TLC indirectly invests in MYMYTI, TLC does not have significant influence on MYMYTI.